

January 7, 2010

<u>Via U.S. Mail</u>

Mr. Shu Kaneko
Chief Financial Officer
Emerald Dairy Inc.
11990 Market Street, Suite 205
Reston, VA 20190

      Re: Emerald Dairy Inc
               Amendment No. 1 to Form S-1
               Filed December 21, 2009
               File No. 333-162432

Dear Mr. Kaneko:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Exhibit 5.1</u>

1.   We note counsel's statement in the last paragraph of the opinion that "[t]his opinion may not be relied on by, nor copies delivered to, any other person or entity without our prior written consent." Please obtain and file a revised opinion of counsel that does not include this limitation on reliance.

Closing Comments

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact John P. Lucas at (202) 551-5798 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
       Jeffrey A. Rinde, Esq.
       (212) 885-5001